Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	For Immediate Release January 9, 2007

New Mineral Resource Estimate Completed for Seabridge Gold’s
Courageous Lake Project
Gold Resources Increase 14% at 0.83 Gram Cutoff
Updated Preliminary Economic Assessment Underway

Toronto, Canada … A new, independent mineral resource model for Seabridge Gold’s 100% owned Courageous Lake project in Canada’s Northwest Territories has significantly increased total ounces of gold and potentially enhanced the project’s potential economics. The new model, prepared by Resource Modeling Inc. (“RMI”) of Tucson, Arizona, incorporates all exploration activities at the project since the last resource model was completed in December 2004. Global gold resources are now estimated as follows:

Courageous Lake Gold Resources at 0.83 gram per tonne cutoff
Measured			Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966

Seabridge Gold President and CEO Rudi Fronk said the new model “includes an additional 15,689 meters of core drilling since our last model and reflects a substantial improvement in our understanding of the geologic controls that define the distribution of gold within the deposit. Based on the 14% increase in contained ounces, we are confident that the economics of the project will improve due to a material increase in expected mine life. A significant proportion of the increase in resources is from new zones identified on the west side of the deposit which should allow for a larger and deeper pit incorporating a higher percentage of the deposit’s global resource. This new resource model will be used to update the September 2005 Preliminary Economic Assessment of the Courageous Lake deposit. The update is scheduled for completion by mid-year.”

The new resource model constructed for the Courageous Lake deposit now incorporates data from a total of 488 holes drilled by Seabridge, Noranda and Placer Dome totaling 131,338 meters. Approximately two thirds of the total drilled meterage (86,810 meters) was assayed for gold by the three companies. Gold mineralization within the Courageous Lake deposit is hosted in the upper part of an assemblage of Archean age felsic pyroclastic rocks, just below a transition zone to volcanoclastic and sedimentary rocks. During RMI’s site visits, drill core was inspected against assay and geologic logs to verify the logging practices. The assay data provided in the electronic databases by Seabridge were randomly compared by RMI to certified assay lab sheets and were found to be accurately entered. No bias was found by RMI in the check assay results that were made available by Seabridge. RMI reviewed the QA/QC procedures implemented by Seabridge during its 2004, 2005 and 2006 exploration programs and found them to meet industry standards. RMI concluded that it had no reason to believe that the QA/QC procedures implemented by Noranda and Placer Dome during their exploration campaigns did not meet industry standards. RMI determined that exploration data from Seabridge’s 2004-2006 campaigns and data from historical programs were collected and analyzed by reputable drilling and analytical firms and are suitable to be used for estimating mineral resources.

Similar to the 2004 estimate (also completed by RMI), block model gold grades in the new Courageous Lake resource model were estimated using an inverse distance weighting interpolation procedure. Grade estimation in the new model was restricted to rigorously constructed mineralized zones (known as “wire-frames”) that were originally defined by Placer Dome, and later revised by Seabridge using geologic and mineralogic controls along with new drill data. These zones generally strike north-south and dip steeply to the west.

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Individual assays were capped within each zone prior to compositing the assay data. The estimated block grades were then classified into Measured, Indicated, and Inferred Mineral Resource categories using distance to drilling data and the number of drill intersections. Measured Resources were defined for blocks estimated by two or more drill holes provided that at least one sample was within five meters of the block. Indicated Resources were defined by blocks estimated by two or more drill holes with at least one sample within 22 meters of the block. Inferred Mineral Resources were defined by blocks estimated by at least one drill hole with a maximum allowable assay projection distance of 60 meters. Due to a number of unassayed Noranda drill hole intervals, RMI reduced the amount of Inferred Mineral Resources in localized areas associated with unassayed core holes. RMI has recommended that Seabridge undertake a drilling program to test some of these areas for possible additional resources. It is RMI’s opinion that the new resource model is globally unbiased and locally reflects the grade of nearby drill hole composites.

The following table provides global resource estimates from the new model at various gold cutoff grades:

Comparison of Courageous Lake Resources at Various Cutoff Grades
Cutoff Grade (g/T)	Measured			Indicated			Inferred
	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/t)	Ounces (000)

0.50	7,730	2.50	621	73,386	1.73	4,082	137,760	1.55	6,865
0.55	7,483	2.57	618	69,981	1.79	4,027	129,964	1.62	6,769
0.60	7,228	2.64	613	66,508	1.85	3,956	122,373	1.68	6,610
0.65	6,989	2.71	609	63,154	1.91	3,878	115,230	1.75	6,483
0.70	6,749	2.78	603	60,003	1.98	3,820	108,453	1.81	6,311
0.75	6,563	2.84	599	57,188	2.04	3,751	102,434	1.88	6,191
0.83	6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966
1.00	5,745	3.12	576	45,152	2.35	3,411	78,195	2.19	5,506
1.50	4,471	3.65	525	29,684	2.94	2,806	48,053	2.80	4,326
2.00	3,581	4.13	475	20,338	3.51	2,295	31,028	3.39	3,382
2.50	2,806	4.65	419	14,169	4.06	1,850	21,093	3.94	2,672
3.00	2,180	5.20	364	9,989	4.62	1,484	14,745	4.47	2,119

The cutoff grade for resource estimation was set at 0.83 grams per tonne based upon the operating cost estimates in the September 2005 Preliminary Economic Assessment and a gold price of US$450 which was considered appropriate at that time.

Gold resource estimates included herein were prepared by Resource Modeling Inc. under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. The independent technical report detailing the new Courageous Lake resource model will be filed on SEDAR at www.sedar.com.

Exploration activities by Seabridge Gold at the Courageous Lake gold project have been conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

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the adequacy or accuracy of this release.